Exhibit 3.2

AMENDMENT TO
THE AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION
OF
INFLECTION POINT ACQUISITION CORP. IV

The Article 50.5 Amendment Proposal

RESOLVED, as a special resolution, that the Articles be amended by the deletion of the existing Article 50.5 in its entirety and the insertion of the following language in its place:

Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, in connection with any vote on a proposed Business Combination or at an earlier time in connection with the commencement of the procedures to consummate a proposed Business Combination if the Directors determine it is desirable to facilitate the consummation of such Business Combination, elect to have their Public Shares redeemed for cash in accordance with any applicable requirements provided for in the related proxy materials (the “IPO Redemption”), including, without limitation, such requirements with respect to the deadline for making such election (the “Election Deadline”), provided that (a) no such Member, together with any Affiliate of such Member or any other person with whom such Member is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act) may exercise this redemption right with respect to more than fifteen per cent (15%) of the then issued Public Shares in the aggregate without the prior consent of the Company and (b) if the Company requires in its sole discretion, any holder that holds Public Shares beneficially through a nominee must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. Notwithstanding the foregoing sentence, the Board of Directors may, at any time and either before or after the initially scheduled vote on a Business Combination, in its sole discretion extend the Election Deadline to a later date and may extend an Election Deadline which has already been extended. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is abstaining from voting on or voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (which interest shall be net of taxes payable), divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”), subject to Applicable Law. The IPO Redemption shall be completed upon the consummation of the Business Combination or at an earlier time in connection with the commencement of the procedures to consummate the Business Combination if the Directors determine it is desirable to facilitate the consummation of such Business Combination.